



David Henninger · 2nd [in]

President, COO, Director, Secretary at AtYourGate Inc.

Mission Viejo, California · 500+ connections · **Contact info**



AtYourGate Inc.

The University of Ch
Booth School of Bus

Featured



At Your Gate
youtube.com

Your in-airport personal shopper.

Experience

President, COO, Director, Secretary

AtYourGate Inc. · Full-time
Nov 2019 – Present · 9 mos
Orange County, California Area

App-based in-airport delivery service delivering food and retail items to the traveler's and fligh
crew's gate...currently operating at SAN, EWR, JFK, MSP, BOS, LGA, PDX, SJC, ONT

www.atyourgate.com

Member Board of Directors; Treasurer

The Independence Fund

Jan 2016 – Present · 4 yrs 7 mos

The Independence Fund's mission is to support our injured and wounded Veterans with the tools to achieve their independence and freedoms they have fought so hard to preserve!

www.independencefund.org

President, COO, CMO

AtYourGate LLC

Nov 2015 – Present · 4 yrs 9 mos

Orange County, California Area

App-based in-airport delivery service delivering food and retail items to the traveler's and fligh crew's gate...currently operating at SAN, EWR, JFK, MSP, BOS, LGA, PDX, SJC, ONT

www.atyourgate.com

Chief Executive Officer

The Conrad Marketing Agency

Dec 2013 – Nov 2015 · 2 yrs

Consultancy in sports marketing, new business development, and brand marketing



Chief Marketing Officer

Hooters of America

Jan 2012 – Dec 2013 · 2 yrs

Atlanta Ga



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Education



The University of Chicago - Booth School of Business

Master of Business Administration (MBA), Marketing

1991 – 1993



The Ohio State University

Bachelor's Degree, Chemical Engineering

1979 – 1983



